SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 000-24181

Southwest Partners III, L.P.

(Exact name of registrant as specified in its charter)

400 West Illinois, Suite 950
Midland, TX 79701

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units of Limited Partnership Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4 (a) (1) (i)	[X]	Rule 12h-3 (b) (1) (i)	[ ]
Rule 12g-4 (a) (1) (ii)	[ ]	Rule 12h-3 (b) (1) (ii)	[ ]
Rule 12g-4 (a) (2) (i)	[ ]	Rule 12h-3 (b) (2) (i)	[ ]
Rule 12g-4 (a) (2) (ii)	[ ]	Rule 12h-3 (b) (2) (ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:  0

Pursuant to the requirements of the Securities Exchange Act of 1934, Southwest Partners III, L.P., a Delaware limited partnership, has caused this certification to be signed on its behalf by the undersigned duly authorized person.

Dated:  December 28, 2006

ANCHOR RESOURCES, LLC, as general partner of SOUTHWEST PARTNERS III, L.P.

By: /s/ H. H. Wommack, III ________________

Name: H. H. Wommack, III ________________

Title: President __________________________